UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42423

BRAZIL POTASH CORP.

(Translation of registrant’s name into English)

198 Davenport Road

Toronto, Ontario, Canada, M5R 1J2

Tel: +1 (416) 309-2963

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Entry Into Underwriting Agreement and Public Offering

On May 1, 2026, Brazil Potash Corp., a corporation incorporated and existing under the laws of the Province of Ontario, Canada (the “Company”), entered into an Underwriting Agreement (the “Underwriting Agreement”) with Canaccord Genuity LLC, as representative (the “Representative”) to the several underwriters named in Schedule A attached thereto (the “Underwriters”), in connection with its previously announced public offering (the “Public Offering”) of 3,700,000 of the Company’s common shares (the “Shares”), no par value per share (the “Common Shares” and each a “Common Share”) at a purchase price of US$2.50 per Common Share and pre-funded warrants (the “Pre-Funded Warrants” and each a “Pre-Funded Warrant”) to purchase up to 18,300,000 Common Shares at a purchase price of US$2.499 per Pre-Funded Warrant. In addition, the Company granted the Underwriters a 30-day option to purchase up to an additional 3,300,000 Common Shares at the Underwriters’ discretion (the “Option”).

The Public Offering was made pursuant to a Registration Statement (No. 333-294964) on Form F-3, which was filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 10, 2026, and declared effective by the SEC on April 16, 2026, and the prospectus supplement filed with the SEC on May 1, 2026.

On May 1, 2026, pursuant to Section 2(c) of the Underwriting Agreement, the Underwriters elected to fully exercise the Option. The Public Offering closed on May 4, 2026 and the Company received net proceeds of US$59.3 million, after deducting underwriting discounts and estimated expenses payable by it in connection with the Public Offering. The Company intends to use the net proceeds for working capital and other general corporate purposes.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. In addition, pursuant to the terms of the Underwriting Agreement and subject to certain exceptions, the Company and all of its directors and executive officers have agreed not to offer, sell or agree to sell, directly or indirectly, any Common Shares without the consent of the Representative for a period of 90 days after the date of the Underwriting Agreement.

The Pre-Funded Warrants will not expire and will remain in full force and effect until they are fully exercised. Each Pre-Funded Warrant is exercisable for one Common Share (subject to adjustment as provided therein) at any time at the option of the holder, at an exercise price US$0.001 per Common Share, provided that the holder will be prohibited from exercising its Pre-Funded Warrant for Common Shares if, as a result of such exercise, the holder, together with its affiliates, would own more than 4.99% (or, at the election of the purchaser, 9.99%) of the total number of Common Shares then issued and outstanding. However, any holder may increase or decrease such percentage to any other percentage not in excess of 19.99%, provided that any increase or decrease in such percentage shall not be effective until the sixty-first (61st) day after such notice to the Company.

The foregoing summaries of the Underwriting Agreement and the Pre-Funded Warrants are qualified in their entirety by reference to the Underwriting Agreement attached hereto as Exhibit 1.1 and the form of Pre-Funded Warrant attached hereto as Exhibit 4.1, which are incorporated herein by reference.

Wildeboer Dellelce LLP, Canadian counsel to the Company, delivered an opinion as to legality of the issuance and sale of the Common Shares in the Public Offering, a copy of which is attached hereto as Exhibit 5.1 and is incorporated herein by reference. Anthony, Linder & Cacomanolis, PLLC, U.S. counsel to the Company, delivered an opinion as to legality of the issuance and sale of the Pre-Funded Warrants in the Public Offering, a copy of which is attached hereto as Exhibit 5.2 and is incorporated herein by reference.

Press Releases

The Company issued a press release on April 30, 2026, announcing the proposed Public Offering and issued a press release on May 1, 2026, announcing the pricing of the Public Offering. On May 4, 2026, the Company issued a press release announcing the closing of the Public Offering and the Underwriters election to fully exercise the Option. Copies of the press releases are attached hereto as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, and are incorporated by reference herein.

The information in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-294964), Form S-8 (File No. 333-288029), and Form S-8 (File No. 333-286827) and into the prospectuses forming a part thereof.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated May 1, 2026, by and between the Registrant and Canaccord Genuity LLC, as representative of the several underwriters named in Schedule A therein.

4.1	Form of Pre-Funded Warrant.

5.1	Opinion of Wildeboer Dellelce LLP.

5.2	Opinion of Anthony, Linder & Cacomanolis, PLLC.

23.1	Consent of Wildeboer Dellelce LLP (included in Exhibit 5.1).

23.2	Consent of Anthony, Linder & Cacomanolis, PLLC (included in Exhibit 5.2).

99.1	Press Release, dated April 30, 2026.

99.2	Press Release, dated May 1, 2026.

99.3	Press Release, dated May 4, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.

Date: May 4, 2026	By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer